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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                Commission File Number:  0-7214

                          NOTIFICATION OF LATE FILING

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
(Check One):         / / Form 10-K           / / Form 11-K           / / Form 20-F           /X/ Form 10-Q           / / Form N-SAR

For Period Ended:       JANUARY 2, 1999

/ / Transition Report on Form 10-K  / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F  / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:
                                 ----------------

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

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                         PART I. REGISTRANT INFORMATION

Full name of registrant:            HECHINGER COMPANY

Former name, if applicable:
                                    ---------------------

Address of principal executive office (Street and number):  1801 McCORMICK DRIVE

City, State and Zip Code:           LARGO, MARYLAND 20774


                        PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
         or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                                  See Attached


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                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

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
MARK R. ADAMS                                         301                                   925-3007
-----------------------------------               -----------                            ------------------
(Name)                                            (Area code)                            (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  See Attached

                               HECHINGER COMPANY

                  -------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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
Date        FEBRUARY 17, 1999                               By   /s/ MARK R. ADAMS
            -----------------                               --------------------------------------------
                                                            MARK R. ADAMS, EXECUTIVE VICE PRESIDENT,
                                                            CHIEF FINANCIAL OFFICER AND GENERAL COUNSEL
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                            ATTACHMENT TO FORM 12b-25
                                HECHINGER COMPANY

PART III - NARRATIVE

The Company anticipated receipt of final approval of certain waivers from its lenders on February 16, 1999, the due date of its Form 10-Q with respect the quarter ended January 2, 1999. Therefore, the Form 10-Q was written with affirmative language concerning such agreements. Because of the involvement of management in completing such matters, rewriting the Form 10-Q for a timely filing was not practicable without unreasonable effort on the part of management.

PART IV - OTHER INFORMATION

The Company is reporting a net loss for the first quarter of 1999 of $76.2 million, as compared to a net loss of $47.7 million for the first quarter of 1998. The most significant differences in operating performance between these two periods are set forth below:

The following table sets forth the net sales reported by the Company (in millions):

            13 Weeks                   14 Weeks                  Total                  Comparable
              Ended                     Ended                    Sales                 Store Sales
          Jan. 2, 1999               Jan. 3, 1998               % Change                % Change
------------------------------------------------------------------------------------------------------------
             $658.3                    $922.8                    (29%)                    (17%)

The decrease in net sales resulted from decreased comparable store sales, the smaller number of stores open during the period in 1999 vs. 1998, and the first quarter of 1999 consisting of one week less than the first quarter of 1998.

For the first quarter of 1999, cost of sales was 84.1% of sales compared with 81.6% of sales for the corresponding period in the previous year. As a percent of sales, the 1999 results were largely influenced by an increase in buying and occupancy expenses as a percentage of sales this year compared with the corresponding period in the prior year. This was due to the decrease in comparable store sales (primarily as a result of increased competition) and therefore less leveraging of these fixed costs, as well as increases in inventory shrink.

For the first quarter of 1999, selling, general and administrative expenses were 25.0% of sales compared with 19.3% of sales for the corresponding period last year. As a percent of sales, the increase in selling, general and administrative expenses was due primarily to less leveraging of certain selling, general and administrative expenses as a result of lower sales levels in the first quarter of 1999 compared with the corresponding period last year, non-capitalizable incremental costs related to the Company's remodeling and merchandise reset programs, and incremental costs related to the Company's Year 2000 remediation effort.

In the first quarter of 1998, the Company incurred $13.9 million of merger related expenses primarily associated with the elimination of duplicate overhead expenses including costs connected with the integration of information technology systems related to Builders Square's operations. No such expenses were incurred in the first quarter of 1999.